Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Enterprise Bancorp, Inc.:

We consent to the use of our reports dated March 14, 2008, with respect to the consolidated balance sheets of Enterprise Bancorp, Inc. (the Company) as of December 31, 2007 and 2006, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2007 and the effectiveness of internal control over financial reporting as of December 31, 2007, which reports appear in the December 31, 2007 annual report on Form 10-K of the Company, incorporated by reference in this Registration Statement on Form S-3 of the Company, and to the reference to our firm under the heading “Experts” in the Registration Statement on Form S-3.

Boston, Massachusetts

July 2, 2008